November 27, 2024

Tyson T. Abston
Chairman and CEO
Guaranty Bancshares, Inc.
16475 Dallas Parkway, Suite 600
Addison, TX 75001

       Re: Guaranty Bancshares, Inc.
           Registration Statement on Form S-3
           Filed November 21, 2024
           File No. 333-283383
Dear Tyson T. Abston:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Michael G. Keeley, Esq.